January 25, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrants:	Natixis Funds Trust I, Loomis Sayles Funds I,
Loomis Sayles Funds II
	File No.:	811-04323, 811-08282, 811-06241
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 11, 2010, regarding the registration statements on Form N-1A for Natixis Funds Trust I, Loomis Sayles Funds I and Loomis Sayles Funds II (the “Registrants”), which were filed with the Commission on November 23, 2009 (the “Registration Statement”).

For your convenience, we have summarized additional Staff comments below, followed by the Trusts’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trusts in the Registration Statement. References to page numbers are to the prospectus included in the Registration Statement.

1. Comment. (All Natixis Funds prospectuses, Loomis Sayles Institutional Funds prospectus, Loomis Sayles Retail Equity Funds prospectus, Loomis Sayles Retail Income Funds prospectus): In the Annual Fund Operating Expenses chart, revise the line items “Fee Reduction” and “Total annual fund operating expenses after fee reduction” to conform to wording in Form N-1A.

Response. In response to this comment, the following has been added after “Fee reduction” and “Total annual fund operating expenses after fee reduction”: “and/or expense reimbursement.”

2. Comment. (All Natixis Funds prospectuses): Remove footnotes (1), (*) and (**) in the section “Fund Fees & Expenses.”

Response. With regard to footnote (1), Registrants believe that it is appropriate for investors contemplating the purchase of shares to be aware that they may be entitled to a reduced sales charge so that they may take the steps necessary to benefit from them, and to be aware of the potential CDSC applicable to some purchases of Class A shares. See Instruction 2(b) of Item 3 of Form N-1A, which requires disclosure of “a fee charged for any redemption of the Fund’s shares.” Therefore, footnote 1 has been retained. Similarly, with regard to footnote (*), Registrants respectfully submit that it is appropriate to disclose that a CDSC may apply in certain circumstances, and have therefore retained the footnote. With respect to footnote (**), Registrants believe that it is appropriate to disclose that the expenses example reflects the effect of the conversion from Class B to Class A shares.

3. Comment. (All Natixis Funds prospectuses): In footnote 2 to the section “Fund Fees & Expenses,” clarify who can terminate the expense reimbursement agreement and under what circumstances it can be terminated.

Response. In response to this comment, the following sentence has been added: “This undertaking may be terminated before then only with the consent of the Fund’s Board of Trustees.”

4. Comment. (All Natixis Funds prospectuses): In the first paragraph under the heading “Principal Risks” make the following changes:

“The principal risks of investing in the Fund are summarized below ~~and are described in more detail in the sections “Additional Investment Risks” and “More about Risk” in the Statutory Prospectus. Those sections also describe some of the non-principal risks to which the Fund is subject.~~ The Fund does not represent a complete investment program. You may lose money by investing in the Fund.

Response. In response to this comment, the first two sentences under “Principal Risks” have been revised to read as follows: “The principal risks of investing in the Fund are summarized below. Please see “Additional Investment Risks” and “More About Risk” in the Statutory Prospectus for more information about the risks of investing in the Fund.”

5. Comment. (All Natixis Funds prospectuses): Remove the second paragraph under the heading “Risk/Return Bar Chart and Table.”

Response. In response to this comment, the first sentence of the indicated paragraph has been removed. Registrants respectfully submit that the remainder of the paragraph provides investors with valuable information regarding fee structures.

6. Comment. (All Natixis Funds prospectuses): Add performance information for the quarter ended 12/31/09 under the Risk/Return Bar Chart.

Response. The revised prospectuses that will be filed under Rule 485(b) will include performance information for the year ending December 31, 2009. See instruction 1 of Item 4 of Form N-1A, which requires that annual total return calculations be based on calendar years.

7. Comment. (All Natixis Funds prospectuses): In the paragraph above the Average Annual Total Returns chart, make the following changes:

“The table below shows how average annual total returns ~~for Class A, Class B and Class C shares~~ of the Fund (before and after taxes for Class A) for the one-year, five-year and life-of-fund periods compare to those of the S&P 500 Index, an unmanaged index of U.S. common stock performance. ~~You can not invest directly in an index. The Fund’s total returns reflect, on a class-by-class basis, expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years. The S&P 500 Index returns have not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.~~”

Response. In response to this comment, the indicated paragraph has been revised to read as follows: “The table below shows how average annual total returns for Class A, Class B and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and life-of-fund periods compare to those of the S&P 500 Index, an unmanaged index of U.S. common stock performance. The

Fund’s total returns reflect, on a class by class basis, expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.” Please note that Registrants believe that the remaining class-specific information is helpful to investors and therefore it has not been deleted.

8. Comment. (All Natixis Funds prospectuses): Remove footnotes (†), (††) and (**), as applicable, in the section “Risk/Return Bar Chart and Table.” In addition, convert footnote (*) to paragraph form.

Response. In response to this comment, the following sentences have been removed: “The restatement of the Fund’s performance to reflect Class A expenses is based on the net expenses of this class after taking into effect the Fund’s expense cap arrangements in effect on September 12, 2003” in footnote (†), and “The restatement of the Fund’s performance to reflect Class A, Class B, and Class C expenses is based on the net expenses of these classes after taking into effect the Fund’s expense cap arrangements in effect on September 12, 2003” in footnote (††). Footnote (*) has also been changed to paragraph format. Registrants respectfully submit that the remainder of this language is appropriate and helpful to investors.

9. Comment. (All Natixis Funds prospectuses): In the paragraph under the heading “Tax Information,” make the following changes:

“Distributions of investment income are generally taxable to you as ordinary income or capital gain. ~~Distributions of capital gains may be taxable as either long-term capital gain or ordinary income depending on how long the Fund owned the investments that generated the gains.~~ Fund distributions are taxable whether you receive them in cash or in additional shares. Distributions by the Fund to retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally will not be taxable.”

Response. In response to this comment, the indicated paragraph has been revised to read as follows: “Fund distributions are generally taxable to you as ordinary income or capital gain. Distributions are taxable whether you receive them in cash or in additional shares. Distributions by the Fund to retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally will not be taxable.”

10. Comment. (All Natixis Funds prospectuses, all Loomis Sayles Funds prospectuses): As a general comment, add all disclosure required by Item 6(b) of Form N-1A to each summary prospectus (i.e., how does a shareholder contact Loomis Sayles, Natixis or BFDS).

Response. In response to this comment, the appropriate telephone number and website information has been added to the section on “Purchase and Sale of Fund Shares” in each summary prospectus.

11. Comment. (All Natixis Funds prospectuses): For all Funds that disclose that they engage in active and frequent trading in the section “More Information About the Funds,” move the disclosure to the summary prospectus.

Response. Registrants believe that Form N-1A requires that disclosure regarding active and frequent trading be included in the section “More Information About the Funds.” Please see instruction 7 to Item 9(b)(1) of Form N-1A.

12. Comment. (All Natixis Funds prospectuses): In the section “More Information About the Funds,” change the headings that read “Additional Investment Risks” to “Principal Investment Risks.”

Response. Registrants respectfully submit that the headings adequately reflect the information presented in each section.

13. Comment. (Loomis Sayles Disciplined Equity Fund): In the “Principal Investment Strategies” section, specify what investments in “equity securities and other investments convertible into equity securities” include.

Response. In response to the comment, the relevant clause has been revised to read as follows: “...in equity securities (such as common and preferred stocks) and investments convertible into equity securities (such as convertible bonds and warrants).”

14. Comment. (Loomis Sayles Disciplined Equity Fund): In the “Principal Investment Strategies” section, if “investments in other investment companies” is a principal strategy, include disclosure regarding Acquired Fund Fees and Expenses.

Response. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent (one basis point) of the average net assets of the Fund. In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund has included these fees and expenses (if any) under the sub-caption “Other Expenses” in lieu of including a separate line item in the table.

15. Comment. (Loomis Sayles Global Markets Fund): In the “Principal Investment Strategies” section, confirm whether or not the last paragraph is describing the Fund’s principal investment strategies.

Response. The indicated paragraph lists investments that the Fund may make in effecting its principal strategies.

16. Comment. (Loomis Sayles Growth Fund): In the “Principal Risks” section, add Growth-style risk disclosure.

Response. The following has been added to the disclosure included in “Equity Securities Risk” in the “Principal Risks” section: “Growth stocks are generally more sensitive to market movements than other types of stocks primarily because their stock prices are based heavily on future expectations. If Loomis Sayles’ assessment of the prospects for a company’s growth is wrong, or if Loomis Sayles’ judgment of how other investors will value the company’s growth is wrong, then the price of the company’s stock may fall or not approach the value that Loomis Sayles has placed on it.”

17. Comment. (Loomis Sayles Mid Cap Growth Fund): In the “Investment Goal” section, clarify what is meant by “or similar securities.”

Response. The investment goal refers to “common stocks or similar securities.” As indicated in the response to comment no. 19 below, the “Principal Investment Strategies” disclosure will be revised to further expand upon this by indicating that the Fund normally will invest “at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks or other equity securities, including preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in an entity.” Registrants submit that this revised disclosure sufficiently clarifies the investment goal.

18. Comment. (Loomis Sayles Mid Cap Growth Fund): Delete footnote 3 to the section “Fund Fees & Expenses.”

Response. The indicated footnote has been deleted.

19. Comment. (Loomis Sayles Mid Cap Growth Fund): In the “Principal Investment Strategies” section, specify what investments in “other equity securities” include. Also, include market capitalization range for the Fund.

Response. In response to this comment, the indicated disclosure has been revised as follows: “The Fund normally will invest at least 80% of its assets (plus any borrowings made for investment purposes) in common stocks or other equity securities, including preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in companies whose market capitalization falls within the Russell Midcap Growth Index. While the market capitalization range for this index fluctuates, at December 31, 2009, it was $263 million to $15.53 billion.”

20. Comment. (Loomis Sayles Mid Cap Growth Fund): In the “Principal Risks” section and in the “Additional Investment Risks” section, add Growth-style Risk and Small Capitalization Risk disclosures.

Response. The following has been added to the disclosure included in “Equity Securities Risk” in the “Principal Risks” section: “Growth stocks are generally more sensitive to market movements than other types of stocks primarily because their stock prices are based heavily on future expectations. If Loomis Sayles’ assessment of the prospects for a company’s earnings growth is wrong, or if Loomis Sayles’ judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or not approach the value that Loomis Sayles has placed on it.” With regard to Small Capitalization Risk disclosure, the following disclosure will be added to the section “Principal Risks”: “The general risks associated with corporate income-producing securities are particularly pronounced for securities issued by companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. As a result, they may be subject to greater levels of credit, market and issuer risk. Securities of smaller companies may trade less frequently and in lesser volume than more widely-held securities and their values may fluctuate more sharply than other securities. Further, securities of smaller companies may perform differently in different cycles than securities of larger companies. Companies with medium-sized market capitalizations may have risks similar to those of smaller companies.”

21. Comment. (Loomis Sayles Value Fund): In the “Principal Risks” section and in the “Additional Investment Risks” section, add Value-style Risk and Small Capitalization Risk disclosures (if applicable).

Response. The following has been added to the disclosure included in “Equity Securities Risk” in the “Principal Risks” section: “Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks also present the risk that their lower valuations fairly reflect their business prospects and that investors will not agree that the stocks represent favorable investment opportunities, and they may fall out of favor with investors and underperform growth stocks during any given period”. With regard to Small Capitalization Risk disclosure, the following disclosure will be added to the section “Principal Risks”: “The general risks associated with corporate income-producing securities are particularly pronounced for securities issued by companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. As a result, they may be subject to greater levels of credit, market and issuer risk. Securities of smaller companies may trade less frequently and in lesser volume than more widely-held securities and their values may fluctuate more sharply than other securities. Further, securities of smaller companies may perform differently in different cycles than securities of larger companies. Companies with medium-sized market capitalizations may have risks similar to those of smaller companies.”

22. Comment. (Loomis Sayles Disciplined Equity Fund): In the section “More Information About the Funds,” describe how Loomis Sayles decides what securities to buy and sell.

Response. Registrants respectfully submit that the current language sufficiently describes the process used by Loomis Sayles in deciding which securities to buy and sell. See, for example, the second paragraph of that section.

23. Comment. (Loomis Sayles Disciplined Equity Fund, Loomis Sayles Institutional Funds, Loomis Sayles Small Cap Growth Fund, Loomis Sayles Bond Fund): If investing in Canadian issuers is a principal strategy, add related risk.

Response. Registrants respectfully submit that the risks of investments in Canadian issuers are described in the subsection “Foreign Securities Risk.”

24. Comment. (Loomis Sayles Core Plus Bond Fund): In the “Principal Investment Strategies” section, specify what the effective duration is for the Barclays Capital Aggregate Bond Index.

Response. In response to this comment, the following sentence has been added to the “Principal Investment Strategies” section for the Fund: “While the effective duration for the Barclays Capital U.S. Aggregate Bond Index fluctuates, as of December 31, 2009, the effective duration was 4.57 years.”

25. Comment. (Loomis Sayles High Income Fund): In the “Principal Investment Strategies” section, confirm whether or not the last paragraph is describing principal strategies.

Response. The indicated paragraph lists investments that the Fund may make in effecting its principal strategies.

26. Comment. (Loomis Sayles Investment Grade Bond Fund, Loomis Sayles Securitized Asset Fund, Loomis Sayles Fixed Income Fund, Loomis Sayles Institutional High Income Fund, Loomis Sayles Intermediate Fixed Income Fund): In the “Principal Risks” section, add Asset-Backed Securities Risk disclosure.

Response. In response to this comment, the section heading for “Mortgage-Related Securities Risk” in the “Principal Risks” section was changed to “Mortgage-Related and Asset-Backed Securities Risk” and the following language was added at the end of the disclosure: “The Fund’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.”

27. Comment. (Loomis Sayles Strategic Income Fund): In the “Principal Investment Strategies” section, disclose whether the Fund has high portfolio turnover and, if so, add disclosure.

Response. Registrants believe that this disclosure is already adequately addressed in the “Portfolio Turnover” section of the summary prospectus, which states, “The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes for you if your Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During its most recently ended fiscal year, the Fund’s portfolio turnover rate was 39% of the average value of its portfolio.”

28. Comment. (Loomis Sayles Strategic Income Fund): In the “Principal Investment Strategies” section, amend the definition of Junk Bonds to include the word “lower” when describing the quality of the security.

Response. In response to this comment, the first sentence has been revised to read as follows: “Under normal market conditions, the Fund will invest substantially all of its assets in income-producing securities (including lower-quality securities, or “junk bonds”) with a focus on U.S. corporate bonds, convertible securities, foreign debt instruments, including those in emerging markets and related foreign currency transactions and U.S. government securities.”

29. Comment. (All Loomis Sayles Funds prospectuses): The second sentence under the “Fund Fees & Expenses” section for all Funds, which reads “The Fund does not impose a sales charge, a redemption fee or an exchange fee”, should be deleted.

Response. Registrants respectfully submit that this footnote appropriately informs investors of the absence of charges and fees commonly included in this section of the summary prospectus.

30. Comment. (All Loomis Sayles Funds prospectuses): If a strategy mentioned in the section on Principal Investment Strategies is not considered “principal” it should be removed or moved to Item 9.

Response. Registrants confirm that in their view the strategies described are “principal.”

31. Comment. (All Loomis Sayles Funds prospectuses): In the first paragraph under the heading “Principal Risks” make the following changes:

“The principal risks of investing in the Fund are summarized below ~~and are described in more detail in the section “Additional Information Regarding Principal & Related Risks” in the Statutory Prospectus. This section also describes some of the non-principal risks to which the Fund is subject.~~ The Fund does not represent a complete investment program. You may lose money by investing in the Fund.”

Response. In response to this comment, the first two sentences under “Principal Risks” have been revised to read as follows: “The principal risks of investing in the Fund are summarized below. Please see “More About Risk” in the Statutory Prospectus for more information about the risks of investing in the Fund.”

32. Comment. (All Loomis Sayles Funds prospectuses): In the second sentence of “Derivatives Risk” under the heading “Principal Risks,” clarify what constitutes “other risks.” Consider including a laundry list of principal derivatives risks.

Response. In response to this comment, the second sentence of “Derivatives Risk” has been revised to read as follows: “Investing in derivatives gives rise to other risks, such as leveraging risk, liquidity risk, credit risk, counterparty risk, interest-rate risk and market risk.”

33. Comment. (All Loomis Sayles Funds prospectuses): Under the heading “Principal Risks,” where “Derivatives Risk” is mentioned, consider also adding disclosure regarding counterparty default risk.

Response. Registrants believe that this disclosure is already adequately addressed in the “Credit Risk” section under the heading “Principal Risks,” which reads as follows: “Credit risk is the risk that companies in which the Fund invests, or with which it does business, will fail financially or otherwise be unwilling or unable to meet their obligations to the Fund.”

34. Comment. (All Loomis Sayles Funds prospectuses): In the Risk/Return Bar Chart and Table, remove the lead-in sentence, “The bar chart shows the Fund’s total returns for Institutional Class shares for each of the last ten calendar years,” before the bar chart.

Response. In response to this comment, the sentence has been removed.

35. Comment. (All Loomis Sayles Funds prospectuses): In the Risk/Return Bar Chart and Table, add performance information for the quarter ended 12/31/09 per Item 4(b)(2)(ii) of Form N-1A.

Response. The revised prospectuses that will be filed under Rule 485(b) will include performance information for the year ending December 31, 2009. See instruction 1 of Item 4 of Form N-1A, which requires that annual total return calculations be based on calendar years.

36. Comment. (All Loomis Sayles Funds prospectuses): In the sentence immediately following the Risk/Return Bar Chart and Table, delete the following language: “The Fund’s returns will vary. For example,”.

Response. In response to this comment, the referenced language has been removed.

37. Comment. (All Loomis Sayles Funds prospectuses): Under the heading “Management,” include Dan Fuss’ title wherever he is mentioned as a portfolio manager.

Response. In response to this comment, the requested information has been added.

38. Comment. (All Loomis Sayles Funds prospectuses): Include information about the purchase and sale of fund shares, tax information and financial intermediary compensation in each Fund’s summary section.

Response. In response to this comment, the requested information has been added.

39. Comment. (All Loomis Sayles Funds prospectuses): In the table in the section “Purchase and Sale of Fund Shares,” include minimum subsequent investment amounts.

Response. In response to this comment, minimum subsequent investment amounts will be included in the table.

40. Comment. (All Loomis Sayles Funds prospectuses): In the section “Tax Information” under the heading “Additional Information,” delete the second sentence, which reads, “Distributions of capital gains may be taxable as either long-term capital gain or ordinary income depending on how long the Fund owned the investments that generated the gains.”

Response. In response to this comment, the disclosure under “Tax Information” has been deleted and replaced with the following: “Fund distributions are generally taxable to you as ordinary income or capital gain. Distributions are taxable whether you receive them in cash or in additional shares. Distributions by the Fund to retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally will not be taxable.”

41. Comment. (All Loomis Sayles Funds prospectuses): In the section “Investment Objective” under the heading “More Information About Investment Strategies,” indicate whether or not advance notice will be given to shareholders if the Fund’s investment objective were to change.

Response. In response to this comment, the following disclosure has been added: “The Fund will provide prior written notice to shareholders before changing the investment objective.”

42. Comment. (All Loomis Sayles Funds prospectuses): Where applicable, in the section “Frequent Trading” under the heading “More Information About Investment Strategies,” revise the second sentence to indicate that, in addition to producing a high level of taxable gains, frequent trading may also produce increased trading costs, which may lower the Fund’s return.

Response. In response to this comment, the indicated sentence has been revised to read as follows: “Frequent trading may produce a high level of taxable gains, as well as increased trading costs, which may lower the Fund’s return.”

43. Comment. (All Loomis Sayles Funds prospectuses): In the section “Additional Information Regarding Principal & Related Risks,” clarify in which grouping each risk belongs (i.e., “principal” or “related”).

Response. In response to this comment, the heading of this section has been changed to “More About Risk.”

44. Comment. (All Loomis Sayles Funds prospectuses): In the section “Derivatives Risk” under the heading “Additional Information Regarding Principal & Related Risks,” delete the first four sentences of the first paragraph.

Response. In response to this comment, the disclosure has been deleted from the risk section and moved to “Derivatives Transactions” under “More Information About Investment Strategies.”

45. Comment. (All Loomis Sayles Funds prospectuses): In the section “Derivatives Risk” under the heading “Additional Information Regarding Principal & Related Risks,” the fifth sentence of the first paragraph should be revised to read “The Funds may also use derivatives for leverage, which involves greater risk of loss due to leveraging risk.”

Response. Registrants believe that this disclosure is already adequately addressed in the section “Derivatives Risk” under the heading “Additional Information Regarding Principal & Related Risks,” in the sentence that reads as follows: “The Funds may also use derivatives for leverage, which increases opportunities for gain but also involves greater risk of loss due to leveraging risk, and to earn income, enhance yield or broaden the Fund’s diversification by gaining exposure to issuers, indices, sectors, currencies and/or geographic regions.”

46. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund): Move footnotes (1), (*) and (**) to the section “Fund Fees and Expenses.”

Response. The Fund does not charge a management fee. Footnote (1) was originally added at the request of the Staff; the Staff wanted additional disclosure that Loomis Sayles receives compensation in connection with investments in the Fund, even if not paid at the Fund level. Because of that, the Registrants believe that retaining the footnote is appropriate. Similarly, Registrants believe it is appropriate to disclose (in footnote (*)) that the Fund is available only to certain investors who pay management fees outside the Fund. With regards to footnote (**), registrants respectfully submit that the footnote is appropriate so that investors are reminded that a transaction fee may apply in certain circumstances, and have therefore retained the footnote. See Instruction 2(b) of Item 3 of Form N-1A, which requires disclosure of “a fee charged for any redemption of the Fund’s shares.”

47. Comment. (Loomis Sayles High Income Opportunities Fund): If the Fund can invest in debt rated “D” it should be noted in the section on “Principal Investment Strategies.”

Response. In response to this comment, the following sentence has been added to the end of the first paragraph in the indicated section: “There is no minimum rating for debt in which the Fund may invest.”

48. Comment. (Loomis Sayles High Income Opportunities Fund): In the first sentence of the first paragraph of the section Principal Investment Strategies, please clarify that “High-Income Securities” are also referred to as “junk bonds.”

Response. In response to the comment, the following sentence has been added after the second sentence in the indicated paragraph: “High-Income Securities are often rated below investment grade (below investment grade securities are sometimes referred to as “high yield securities” or “junk bonds”).”

49. Comment. (Loomis Sayles High Income Opportunities Fund): The third sentence of the first paragraph of the section “Principal Investment Strategies,” which begins with “For more information…”, should be deleted.

Response. In response to this comment, the third sentence has been deleted.

50. Comment. (Loomis Sayles High Income Opportunities Fund): In the third sentence of the second paragraph of the section “Principal Investment Strategies,” clarify what “other derivative transactions” the Fund may engage in.

Response. The indicated sentence lists a number of common derivative transactions, such as swaps and options. Because the universe of available derivatives is broad and frequently changes, the Registrants do not believe it would be helpful to investors to try to list in a summary prospectus every type of derivative in which the Fund may possibly invest.

51. Comment. (Loomis Sayles High Income Opportunities Fund): In the section “Principal Investment Strategies,” include information with respect to expected average maturity/duration.

Response. The portfolio managers do not target any specific maturity or duration.

52. Comment. (Loomis Sayles High Income Opportunities Fund): In the sixth paragraph of the section “Principal Investment Strategies,” include examples of “non-market related securities” that the Fund will make use of.

Response. In response to this comment, the sentence has been revised to read as follows: “Loomis Sayles may invest significantly in securities whose price Loomis Sayles believes is more sensitive to events related to the underlying issuer than to changes in general interest rates or overall market default rates.”

53. Comment. (Loomis Sayles High Income Opportunities Fund): Clarify the second sentence of the section “Foreign Securities Risk” under the heading “Principal Risks.”

Response. In response to this comment, the sentence has been revised to read as follows: “In addition, the value of these investment may be affected by changes in currency exchange rates.”

54. Comment. (Loomis Sayles High Income Opportunities Fund): Consider revising the third sentence of the section “Lower-Quality Fixed Income Securities Risk” under the heading “Principal Risks” to mirror what is disclosed in “Principal Investment Strategies” (i.e., the strategy states that the Fund “may invest up to 100% of its assets in high income securities,” whereas this sentence may lead a reader to believe that the Fund may or may not invest in high income securities.)

Response. In response to this comment, the sentence has been revised to read as follows: “The Fund will be subject to the risks associated with investing in high-yield securities and unrated securities of similar quality (commonly known as “junk bonds”), which may be subject to greater levels of interest rate, credit and liquidity risk than other securities.”

55. Comment. (Loomis Sayles High Income Opportunities Fund): Under the heading “Principal Risks,” consider adding short sale risk disclosure.

Response. The Fund does not currently engage in short sales.

56. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund): In the first sentence of the introductory paragraph to the Risk/Return Bar Chart and Table, change the reference to “two broad measures of market performance” to “one broad measure of market performance.”

Response. Registrants respectfully submit that the current disclosure is adequate and complies with Form N-1A requirements. Please see instruction 2(b) to Item 4 of Form N-1A, which states that information for one or more other indexes may be included in addition to the required broad-based securities market index.

57. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund): In the introductory paragraph to the Average Annual Total Return Table, delete the entire paragraph except for the second and third sentence which relate to the Lipper High Current Yield Funds Index.

Response. In response to this comment and comments 67 and 68, the introductory paragraph has been revised to include only information relating to the comparative indices that are used by each Fund.

58. Comment. (Loomis Sayles Securitized Asset Fund): Under the heading “Principal Investment Strategies,” include disclosure regarding how Loomis Sayles determines when to buy and sell securities within the strategy.

Response. Loomis Sayles uses a bottom-up, fundamental research process to select individual securities for the Fund. The decision to buy or sell a particular security is largely driven by Loomis Sayles’ view of the fundamentals of the issue compared to the prevailing market valuation, which may be higher (suggesting a potential sell decision) or lower (suggesting a potential buy decision). Loomis Sayles also may seek to construct a portfolio with risk characteristics similar, but not identical, to certain of the securities in the Index. Examples of typical risk characteristics that Loomis Sayles might consider include average life, credit quality, effective duration, yield curve exposure and sector exposure. The portfolio will not necessarily exhibit similarities with the Index for some or all risk characteristics.

59. Comment. (Loomis Sayles Securitized Asset Fund): In the second sentence of the first paragraph under the heading “Principal Investment Strategies,” if asset-backed securities are a principal investment strategy please clarify what types of asset-backed security the Fund may invest in. If investing in asset-backed securities is not a principal investment strategy please delete the reference.

Response. Investing in asset-backed securities is a principal investment strategy for the Fund. In response to this comment, the following text has been added after the second sentence of the first paragraph in the section “Principal Investment Strategies”: “In addition to residential and commercial asset-backed securities, the Fund may invest in asset-backed securities related to automobiles, credit cards, home equity loans, manufactured housing, utilities and other miscellaneous asset-backed securities.”

60. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund): In the section “Purchase and Sale of Fund Shares” under the heading “Additional Information,” delete the first and second sentence that follow the investment minimum table.

Response. With regard to the first sentence, Registrants believe that it is appropriate for investors to be made aware of the discretionary nature of investment minimums. With regard to the second sentence, Registrants believe that it is appropriate for investors contemplating the purchase of shares to be made aware that they are offered only to certain categories of investors. For this reason, both sentences are being retained.

61. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund, Loomis Sayles Institutional Funds, Loomis Sayles Retail Equity Funds, Loomis Sayles Retail Income Funds): Are any of the following strategies –Repurchase Agreements, Securities Lending, Structured Notes and Transactions With Other Investment Companies – “principal” investment strategies? If a strategy is considered “principal” it should included in the “Principal Investment Strategies” section of the relevant Fund Summary.

Response. None of these strategies are considered “principal” and, therefore, no changes have been made.

62. Comment. (Loomis Sayles High Income Opportunities Fund, Loomis Sayles Securitized Asset Fund, Loomis Sayles Retail Income Funds): In the first sentence of the second paragraph in the section “Credit Risk” under the heading “Additional Information Regarding Principal & Related Risks,” revise the disclosure to indicate that “junk bonds” have a greater risk of default.

Response. In response to this comment, the disclosure will be revised as follows: “A Fund that invests in lower-rated fixed-income securities (“junk bonds”) is subject to greater credit risk (because such securities are subject to a greater risk of default) and market risk than a fund that invests in higher-quality fixed-income securities.”

63. Comment. (Loomis Sayles Institutional Funds, Loomis Sayles Retail Equity Funds, Loomis Sayles Retail Income Funds): Remove footnotes (*) and (2) to the section “Fund Fees & Expenses” for all Funds.

Response. With regard to footnote (*), Registrants believe that it is appropriate for investors to be reminded that a transaction fee may apply in certain circumstances, and have therefore retained the footnote. See Instruction 2(b) of Item 3 of Form N-1A, which requires disclosure of “a fee charged for any redemption of the Fund’s shares.” With regard to footnote (2), Registrants respectfully submit that this footnote appropriately informs investors of the basis used in calculating the dollar amounts for the Example.

64. Comment. (Loomis Sayles Institutional Funds, Loomis Sayles Retail Equity Funds, Loomis Sayles Retail Income Funds): In footnote 1 to the section “Fund Fees & Expenses” for all Funds, clarify who can terminate the expense reimbursement agreement and under what circumstances it can be terminated.

Response. In response to this comment, the following sentence has been added: “This undertaking may be terminated before then only with the consent of the Fund’s Board of Trustees.”

65. Comment. (Loomis Sayles Institutional Funds, Loomis Sayles Retail Income Funds): In the first sentence of the second paragraph under the heading “Principal Investment Strategies,” please clarify what “other things” Loomis Sayles will consider in deciding which securities to buy and sell.

Response. In response to this comment, the sentence will be revised to read as follows: “In deciding which securities to buy and sell, Loomis, Sayles & Company, L.P. (“Loomis Sayles”) may consider a number of factors related to the bond issue and the current bond market, for example, the stability and volatility of a country’s bond markets, the financial strength of the issuer, current interest rates, currency considerations and Loomis Sayles’ expectations regarding general trends in interest rates. Loomis Sayles will also consider how purchasing or selling a bond would impact the overall portfolio’s risk profile (for example, its sensitivity to currency risk, interest rate risk and sector-specific risk) and potential return (income and capital gains).”

66. Comment. (Loomis Sayles Institutional Funds, Loomis Sayles Bond Fund): In the first sentence of the third paragraph under the heading “Principal Investment Strategies,” please provide more disclosure with respect to the three themes that typically drive the Fund’s investment approach.

Response. In response to this comment, this paragraph will be revised as follows: “Three themes typically drive the Fund’s investment approach. First, Loomis Sayles generally seeks fixed-income securities of issuers whose credit profiles it believes are improving. Loomis Sayles’ credit research team provides deep fundamental and quantitative analysis as well as ratings on over 1,000 issuers worldwide. The broad coverage combined with the objective of identifying attractive investment opportunities makes this an important component of the investment approach. Second, the Fund makes significant use of non-market-related securities in an effort to diversify the portfolio away from prevalent systemic risks. These securities may not have a direct correlation with changes in interest rates, thus helping to manage interest rate risk and to offer diversified sources for return. Third, Loomis Sayles analyzes different sectors of the economy and differences in the yields (“spreads”) of various fixed-income securities (U.S. governments, investment-grade corporates, securitized assets, high-yield corporates, emerging markets, non-U.S. sovereigns and credits, convertibles, bank loans and municipals) in an effort to find securities that it believes may produce attractive returns for the Fund in comparison to their risk.”

67. Comment. (Loomis Sayles Global Bond Fund): In the first sentence of the third paragraph under the heading “Principal Investment Strategies,” please provide more disclosure with respect to the three themes that typically drive the Fund’s investment approach.

Response. In response to this comment, this paragraph will be revised as follows: “Three themes typically drive the Fund’s investment approach. First, Loomis Sayles generally seeks fixed-income securities of issuers whose credit profiles it believes are improving. Loomis Sayles’ credit research team provides deep fundamental and quantitative analysis as well ratings on over 1,000 issuers worldwide. The broad coverage combined with the objective to identify attractive investment opportunities makes this an important component of the investment approach. Second, Loomis Sayles analyzes political, economic, and other fundamental factors and combines this analysis with a comparison of the yield spreads of various fixed-income securities in an effort to find securities that it believes may produce attractive returns for the Fund in comparison to their risk. Third, if a security that is believed to be attractive is denominated in a foreign currency, Loomis Sayles analyzes whether to accept or to hedge the currency risk.”

68. Comment. (Loomis Sayles Fixed Income Fund, Loomis Sayles Intermediate Duration Fixed Income Fund, Loomis Sayles Investment Grade Fixed Income Fund, Loomis Sayles Retail Income Funds, Loomis Sayles Retail Equity Funds): Please delete the entire introductory paragraph to the Average Annual Total Return Table.

Response. Please see the response to Comment no. 57.

69. Comment. (Loomis Sayles Institutional High Income Fund): Delete the last sentence of the introductory paragraph to the Average Annual Total Return Table (“You may not invest directly in an index”).

Response. Please see the response to Comment no. 57.

70. Comment. (Loomis Sayles Fixed Income Fund, Loomis Sayles Institutional High Income Fund, Loomis Sayles Investment Grade Fixed Income Fund): Delete footnote (1) to the chart Average Annual Total Returns.

Response. Registrants respectfully submit that footnote (1) provides important information to investors regarding the calculation of returns for the life of the fund.

71. Comment. (Loomis Sayles Fixed Income Fund, Loomis Sayles Institutional High Income Fund, Loomis Sayles Investment Grade Fixed Income Fund): Remove the footnote designation of footnote 2 to the Average Annual Total Returns chart and change the remaining text to paragraph format.

Response. In response to this comment, the footnote designation has been removed and the remaining text has been changed to paragraph format.

72. Comment. (Loomis Sayles Institutional High Income Fund): In footnote (a) to the Annual Fund Operating Expenses Table, delete the first sentence.

Response. Registrants respectfully submit that this language is helpful to investors because it makes them aware of the meaning of the defined term, Acquired Fund Fees and Expenses, which is used subsequently in the footnote. Therefore, the sentence has been retained.

73. Comment. (Loomis Sayles Retail Equity Funds): In the first sentence of the first paragraph under the heading “Principal Investment Strategies,” elaborate on the types of “equity securities” of “small-cap companies.”

Response. In response to this comment, the indicated disclosure has been revised as follows: “The Fund normally will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in the equity securities of “small-cap companies,” including preferred stocks, warrants, securities convertible into common or preferred stocks and other equity-like interests in an entity.”

74. Comment. (Loomis Sayles Small Cap Growth Fund, Loomis Sayles Small Cap Value Fund): In the second paragraph under the heading “Principal Investment Strategies,” please clarify how Loomis Sayles determines which securities to buy and sell.

Response. In response to this comment, the following language will be added at the end of the indicated paragraph for the Small Cap Growth Fund: “Loomis Sayles typically does not consider current income when making buy/sell decisions.” The following language will be added at the end of the indicated paragraph for the Small Cap Value Fund: “The portfolio managers meet regularly to compare fundamental trends across the various industries in the sectors and use this information along with security valuation procedures to determine which stocks they believe are best positioned to outperform the industry or sector. In addition to considering the research analysts’ sector-specific recommendations and other factors, the portfolio managers also employ quantitative analysis to evaluate the analysts’ recommendations and construct the Fund’s investment portfolio. Sell decisions are made when there is a deterioration in fundamentals, a stock reaches a target price, or a more attractive opportunity is found.”

75. Comment. (Loomis Sayles Retail Equity Funds): If securities lending is a principal strategy of both Funds, please briefly describe it in the “Principal Investment Strategies” sections in both Funds’ summary sections.

Response. The Funds do not currently engage in securities lending.

76. Comment. (Loomis Sayles Small Cap Growth Fund): Add Growth-style Risk disclosure to the “Principal Risks” section.

Response. With regard to Growth-style Risk disclosure, the summary prospectus for the Loomis Sayles Small Cap Growth Fund has been revised to include the following disclosure as part of Equity Securities Risk in the Principal Risks section: “Growth stocks are generally more sensitive to market movements than other types of stocks, primarily because their stock prices are based heavily on future expectations. If Loomis Sayles’ assessment of the prospects for a company’s growth is wrong, or if Loomis Sayles’ judgment of how other investors will value the company’s growth is wrong, then the price of the company’s stock may fall or not approach the value that Loomis Sayles has placed on it.” Registrants believe that this sufficiently covers Growth-style Risk.

77. Comment. (Loomis Sayles Retail Equity Funds, Loomis Sayles Bond Fund, Loomis Sayles Inflation Protected Securities Fund): In the Average Annual Total Returns table, remove “- Return Before Taxes” from the “Retail Class” line item.

Response. Registrants respectfully submit that the inclusion of this language clarifies for investors that the returns are before tax and is not inconsistent with Form N-1A’s requirements.

78. Comment. (Loomis Sayles Small Cap Value Fund): Add Value-style Risk disclosure to the “Principal Risks” section.

Response. With regard to Value-style Risk disclosure, the summary prospectus for the Loomis Sayles Small Cap Value Fund has been revised to include the following disclosure as part of Equity Securities Risk in the Principal Risks section: “Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks present the risk that their lower valuations fairly reflect their business prospects or that other investors will not agree that the stocks represent favorable investment opportunities, and they may fall out of favor with investors and underperform growth stocks during any given period.” Registrants believe that this sufficiently covers Value-style risk.

79. Comment. (Loomis Sayles Small Cap Value Fund): Make the following changes to footnote 1 to the Average Annual Total Returns table:

“Total returns shown for ~~the Institutional Class shares of~~ the Fund ~~and average annual total returns shown for the Institutional Class, Retail Class and Admin Class shares of the Fund~~ reflect the results of the Loomis Sayles Small Cap Value Fund, a series of Loomis Sayles Funds II (the “Predecessor Fund”) whose assets and liabilities were reorganized into the Fund, a series of Loomis Sayles Funds I, on September 12, 2003. ~~Returns shown for the Institutional Class, Retail Class and Admin Class shares of the Fund reflect the results of shares of the corresponding class of the Predecessor Fund through September 12, 2003.~~ For periods before the inception of Retail Class shares (December 31, 1996) and Admin Class shares (January 2, 1998) of the Predecessor Fund, the performance shown for those Classes is based on the returns of the Predecessor Fund’s Institutional Class shares, adjusted to reflect the higher fees paid by Retail Class and Admin Class shares of the Predecessor Fund. ~~Institutional Class Shares of the Predecessor Fund commenced operations on May 13, 1991.~~”

Response. In response to this comment, the above changes have been made.

80. Comment. (Loomis Sayles Bond Fund): Does the ability of the Fund to invest “up to 20% of its assets in preferred stock” count towards the 80% minimum that it must invest in fixed income securities? If so, why?

Response. The Fund does not count investment in preferred stock towards the 80% minimum that it must invest in fixed-income securities.

81. Comment. (Loomis Sayles Bond Fund, Loomis Sayles Global Bond Fund): Delete the last sentence in footnote 1 to the Average Annual Total Returns table.

Response. In response to this comment, the last sentence of footnote 1 has been deleted.

82. Comment. (Loomis Sayles Global Bond Fund): In Item 9, as it relates to the Global Bond Fund, include information about the percentage of the Fund’s investments that are outside of the U.S. For a fund to use the word “Global” in its name it must invest at least 40% of its assets in non-U.S. securities.

Response. Loomis Sayles Global Bond Fund invests at least 40% of its assets in non-U.S. securities.

83. Comment. (Loomis Sayles Inflation Protected Securities Fund): In the third paragraph of the section “Principal Investment Strategies,” in regard to the debt securities of “other entities such as corporations and foreign governments and by foreign issuers” in which the Fund may invest, please clarify the kinds of ratings that are used to determine which securities are suitable for investment.

Response. There is no minimum rating used to determine which securities are suitable for investment.

84. Comment. (Loomis Sayles High Income Opportunities Fund/Securitized Asset Fund Statement of Additional Information): In the second to last sentence of Restriction #1 in the section “Investment Restrictions” on page 4, indicate that “asset-backed securities” are considered a separate industry. In this regard, asset-backed securities and mortgage-backed securities may be treated as separate industries. In addition, please provide the Staff with information about the percentage of the Fund’s assets invested in asset-backed securities.

Response. In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other.1 As discussed below, Registrants believe that their policy of treating mortgage-backed and asset-backed securities as not being part of any industry, a policy disclosed to investors, continues to be reasonable.

Asset-backed securities are created when the originators of loans, leases or receivables, such as commercial banks, savings and loan institutions and other entities, sell a large number of those assets to separate legal entities often referred to as special purpose vehicles or “SPVs.” In turn, these SPVs issue “pass-through” securities for which the payment of principal and interest is ultimately supported by principal and interest payments on the underlying assets. In this scenario, the holders of the asset-backed securities typically do not have recourse against the originators of the loans, leases or receivables.

Given the structure of these transactions, the Fund does not believe it is appropriate to consider asset-backed securities or mortgage-backed securities as an industry or group of industries for purposes of its industry concentration policy. As noted above, investment in asset-backed securities generally does not create material economic or risk exposure to the originating banks or other entities.2 The only assets held by these SPVs are the pools of loans or mortgages collateralizing the asset-backed securities. Furthermore, the economic characteristics of these securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as belonging to any industry. For instance, asset-backed securities may be backed by underlying assets as disparate as, for example, credit card debt, automobile debt, leases and royalties, each of which has very different economic risk characteristics. Similarly, mortgage-backed securities may be backed by different types of mortgages (e.g., commercial, single-family residential, etc.) and mortgages from different regions.

In addition, Registrants believe that while classification as an industry connotes the active production of identifiable goods and/or services, asset-backed securities are simply an asset class or type of security – much like “stocks” and “bonds” are asset classes but are not considered to be “industries.” Therefore, Registrants believe that to consider asset-backed securities and mortgage-backed securities as belonging to an “industry” is inapposite.

[1]

Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive in determining whether the Fund’s policy meets the 1940 Act requirements.

[2]

In this regard, please see the August 1, 1994 no-action letter issued to Hyperion Capital Management Inc., in which the Staff permitted registered investment companies to treat each pool of assets backing certain mortgage-backed and asset-backed securities, rather than the sponsor or depositor of the pool, as a separate issuer.

Global Comments

A number of comments were made regarding footnotes that were repetitive. We have responded to each comment once in this section.

1. Comment. Many funds have a footnote to the Average Annual Total Return table identical or similar to the following: “After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans, qualified plans, education savings accounts, such as 529 plans, or individual retirement accounts. The after-tax returns are shown for the Institutional Class of the Fund. After-tax returns for the other classes of the Fund will vary. In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any loss on a sale of Fund shares at the end of the measurement period.” Remove the footnote designation and convert the remaining text to paragraph format.

Response. In response to this comment, the footnote has been converted to paragraph format.

2. Comment. Many funds have a footnote to the Average Annual Total Return table identical or similar to the following: “The returns of each index do not reflect a deduction for fees, expenses or taxes. Life-of-fund data for the index covers the period from the month-end closest to the Fund’s inception date through December 31, 2009.” Please delete this footnote, but move “The returns of each index do not reflect a deduction for fees” to a parenthetical for the appropriate line items.

Response. Registrants respectfully submit that the indicated footnote disclosure is helpful to investors. Including the disclosure in each relevant table row would make the disclosure difficult to read and would result in the Fund repeating the same exact disclosure in adjacent rows.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete John M. DelPrete
Assistant Secretary
Natixis Funds Trust I, Loomis Sayles Funds I and Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.